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                                                                      SCHEDULE I

                 [WARBURG DILLON READ LLC LETTERHEAD]

                                          November 11, 1998

The Board of Directors
Hills Stores Company
15 Dan Road
Canton, Massachusetts 02021

Ladies and Gentlemen:

     We understand that Hills Stores Company (the "Company") is considering a transaction whereby Ames Department Stores, Inc. (the "Purchaser") will acquire the Company (the "Transaction"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 12, 1998, by and among the Purchaser, HSC Acquisition Corp., a wholly owned subsidiary of the Purchaser ("Sub"), and the Company (the "Purchase Agreement"), Sub will make a cash tender offer (the "Offer") to purchase (i) all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Shares"), and (ii) all the issued and outstanding shares of Series A convertible preferred stock, par value $0.10 per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares"), in each case together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of August 16, 1994, between the Company and Chemical Bank, as rights agent, for $1.50 per Share (such amount being hereinafter referred to as the "Per Share Cash Amount") net to the seller in cash, and an Equity Deferred Contingent Cash Right (as defined in the Purchase Agreement), upon the terms and subject to the conditions set forth in the Purchase Agreement and the Offer. The Purchase Agreement further contemplates that, following consummation of the Offer, each Share not acquired in the Offer (except those owned by the Purchaser, Sub, the Company or any direct or indirect wholly owned subsidiary of the Purchaser or the Company or Dissenting Shares (as defined in the Purchase Agreement)) will be converted in a subsequent merger of Sub with and into the Company (the "Merger") into the right to receive an amount equal to the Per Share Cash Amount in cash and an Equity Deferred Contingent Cash Right. The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement.

     You have requested our opinion as to whether, as of the date hereof, the Per Share Cash Amount to be offered to the holders of Shares by the Purchaser in the Transaction is fair, from a financial point of view, to the holders of Shares.

     Warburg Dillon Read LLC ("WDR") and its predecessors have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee upon the consummation thereof. In the past, WDR and its predecessors may have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, WDR, its successors and affiliates may have traded securities of the Company or the Purchaser for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company with respect to whether such shareholder should tender Shares pursuant to the Offer or as to how such shareholder should vote with respect to the Merger. Furthermore, at your direction, this opinion does not address the value of, or fairness to the holders of Shares of, the Equity Deferred Contingent Cash Rights.

     At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Purchase Agreement (including, without limitation, the Note Tender Offer (as defined in the Purchase Agreement)) or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Purchase Agreement does not differ in any material respect from the draft that we have examined, and that the Company, the Purchaser and Sub will comply with all the material terms of the Purchase Agreement.

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     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical information relating to the Company, (ii) reviewed the historical price and trading activity for the Common Shares, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iv) conducted discussions with members of the senior management of the Company; (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available terms of certain other transactions which we believe to be generally relevant, (vii) reviewed drafts of the Purchase Agreement, and
(viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to financial forecasts, estimates and projections referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, November 11, 1998. In addition, we have not been asked to and do not express any opinion as to the tax consequences of the Transaction to any holder of Shares.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Per Share Cash Amount to be offered to the holders of Shares by the Purchaser in the Transaction is fair, from a financial point of view, to the holders of Shares.

                                          Very truly yours,


                                          WARBURG DILLON READ LLC

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